HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 28, 2020

HIVE Blockchain partners with EcoCooling to maximize operational excellence in the most efficient High Performance Computing facility in the world; announces extended timeline for filing annual and quarterly financial statements due to COVID-19

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce that it will become a development partner in the Boden Type Data Center (BTDC) research project, a European Union-funded project with the key objective of demonstrating a range of highly innovative key engineering principles to construct the most cost- and energy-efficient data centers with minimal environmental impact. The BTDC was awarded the prize of Non- Profit Industry Initiative of the Year by Data Center Dynamics in December 2019. The Company also announces that due to circumstances created by the COVID-19 global pandemic, the Company will not be filing its audited financial statements for the year ended March 31, 2020 by the scheduled due date of July 29, 2020 and will be relying on the 45-day extension period provided to issuers by Canadian regulators; it expects to complete its filings during August.

BTDC Development Partnership

The BTDC pilot project utilized a range of techniques, processes and equipment developed by cooling provider EcoCooling (UK). The BTDC prototype inaugurated in early 2019 has achieved a significantly better Power Usage Effectiveness (PUE) than typical data centers, of less than 1.01; a PUE rating of 1.0 is equivalent to a 100% efficient facility. PUE is the ratio between the total power used in a data center and the actual useful power used by the data center’s IT equipment. A normal data centre has a PUE between 1.6 and 2.2, which means that for every 1,000 watts (W) of power output delivered by the data center’s IT equipment, another 600W to 1,200W are used for cooling, power conversion losses, etc.

“Our mission at HIVE is to provide High Performance Computing capacity with environmental responsibility,” said Tobias Ebel, Board Director, HIVE. “Our past achievements have been very good but the BTDC presents an opportunity to set new standards for this sector. We are targeting a PUE of <1.01 in the BTDC with a plan to apply this in both new projects and retrospectively incorporate these techniques and processes into our existing facilities.”

1The Boden Type Data Centre, an EU-funded project aiming to build the demonstration site of the most energy and cost efficient data centre in the world.

The success of the BTDC has been achieved by using the EcoCooling approach of direct fresh air cooling combined with a holistic approach to integrating the cooling system with the IT equipment.

Alan Beresford, MD, of EcoCooling: “The collaboration with HIVE in the BTDC project is a great opportunity for EcoCooling to develop a complete solution for both business needs and environmental responsibilities. said. “Our key objective is to make HIVE the most efficient and lowest cost GPU operator in the world.”

EcoCooling will work with HIVE to assist in HIVE’s plan to expand its High Performance Computing (HPC) facilities with the lowest cost of operation, rapid deployment and minimum environmental impact. HIVE currently operates green energy-powered digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Its Graphic Processing Unit (GPU)-based facilities in Sweden and Iceland provide transaction validation services for the Ethereum blockchain, a global, open-source platform for decentralized applications, for which it receives newly minted Ether (ETH), the Ethereum network’s native cryptocurrency and a form of digital money.

These locations are preferred for two key reasons – green energy and a low cost of power. HPC is an extremely competitive sector in which the lowest total cost of operation is key to success. The market is also extremely dynamic, both in volume of work and rapidly changing technologies.

“Large scale HPC, including for mining of cryptocurrencies such as Bitcoin and Ethereum, is a growth market. This research project is designed to provide us one of the foundations to making HIVE a more efficient and profitable operation with the lowest environmental impact,” explained Frank Holmes, Interim Executive Chairman of HIVE.

The BTDC is an Horizon2020 research project funded by the EU and designed to result in an improvement in the efficiency of data centers, which consume 3% to 5% of global power. Future applications are expected to drive demand even further. The consortium is made up of EcoCooling, H1 Systems, RISE SICS North, Fraunhofer IOSB and Boden Business Agency

One aspect of this research is to increase the power density of the equipment racks so more GPUs can be installed per square metre, resulting in a lower real estate cost. The established solution to this is to use direct liquid cooling of servers or chips when the density exceeds 40kW per rack. It is planned to test direct fresh air cooling up to the equivalent of 70kW per rack with no refrigerants or other heat transfer chemicals.

Darcy Daubaras, CFO, HIVE: “In our market total cost of ownership is obviously a key to success. The BTDC project will give us an opportunity to develop not only the most efficient, and therefore lowest operating cost, solution to HPC but also the most flexible. The development of infrastructure which can accommodate new computer technologies with rapid deployment will be a key outcome for HIVE.”

BTDC One, the first installation of the concept, is situated in Boden, Northern Sweden. All power is produced from local hydro electric stations on the river Lulea. Being very close to the Arctic circle, the climate can support continuous cooling of data centres without the need for refrigeration.

The announcement of this collaboration between HIVE and the BTDC is important for the HPC sector. The research should lead to unparalleled levels of efficiency in HPC which shall be applied to large scale facilities. The installation commenced in July and the project team expects to publish results on the BTDC website.

Annual Financial Statements

Due to the Company’s globally diversified operations and timing for its annual audit stemming from its March 31 fiscal year end, the COVID-19 global pandemic has resulted in delays for the Company in its preparation of its financial statements. Like other companies in the industry, due to circumstances created and delays experienced by the COVID-19 global pandemic, the Company will utilize the 45-day extension period provided to issuers in Canada for the filing of the Company’s audited financial statements, related management discussion and analysis and certifications of the financial statements for the fiscal year ended March 31, 2020. The Company expects to file its audited financial statements, related management discussion and analysis and certifications of financial statements for the fiscal year ended March 31, 2020 in August rather than the scheduled due date of July 29, 2020. For the same reason, the Company also anticipates at this time it will file its quarterly report and management discussion and analysis for the quarter ended June 30, 2020 in September rather than the scheduled due date of August 29, 2020.

On May 20, 2020, the Canadian Securities Administrators ("CSA") issued a notice stating that securities regulators will be providing coordinated relief consisting of a 45-day extension for certain periodic filings required to be made between June 2, 2020 and August 31, 2020, as a result of the COVID-19 pandemic. As such the British Columbia Securities Commission ("BCSC") has enacted Instrument 51-517 - Temporary Exemption from Certain Corporate Finance Requirements with Deadlines during the Period from June 2 to August 31, 2020 ("BC Instrument 51-517"). The Company will be relying on this extension period due to delays experienced as result of the COVID-19 pandemic.

As required by BC Instrument 51-517, the Company discloses the following:

The Company expects to file its audited financial statements, related management discussion and analysis and certifications of financial statements for the fiscal year ended March 31, 2020 on or about August 28, 2020 and the quarterly report for the quarter ended June 30, 2020 along with the management discussion and analysis on or about September 25, 2020; and

In the interim, the Company's management and other insiders will be subject to a trading black-out policy that reflects the principles in Section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders.

The Company confirms that since the filing of its financial statements and related management discussion and analysis for the period ended December 31st, 2019, there have been no material business developments other than those disclosed through news releases.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow

@HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

Investor Relations:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Media Relations related to BTDC Project:

HIVE: Tobias Ebel, tobias@hiveblockchain.com

EcoCooling: Alan Beresford alan@ecocooling.org

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that is forward-looking information, include: statements about anticipated dates for the filing of the Company’s annual and quarterly financial statements and related filings; statements about the BTDC project; PUE targets and plans to apply these target’s to the Company’s new projects and retrospectively into the Company’s existing facilities; development of the most efficient and lowest operating cost facilities; development of infrastructure which can accommodate new computer technologies with rapid deployment; installation and published results deadlines; and the intentions, plans and future actions of the Company. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the Company may not file its annual and quarterly financial statements as currently contemplated; an increase in power usage efficiency and lower operating costs may not occur as currently anticipated, or at all; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.